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                         April 12, 2023

       Helen Giza
       Chair of the GP Management Board
       Fresenius Medical Care AG & Co. KGaA
       Else-Kr  ner-Strae 1
       61352 Bad Homburg v.d. H  he, Germany

                                                        Re: Fresenius Medical
Care AG & Co. KGaA
                                                            Registration
Statement on Form S-4
                                                            Filed April 3, 2023
                                                            File No. 333-271081

       Dear Helen Giza:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Thomas J. Rice, Esq.